# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Ridge Bankshares, Inc., CIK 0000842717
CUSIP: 095825105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1801 Bayberry Court,, Suite 101, Richmond,, Virginia (VA), 23226
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001002105-20-000007
Filed by CIK 0001399772

## Reporting persons
- Richard T. Spurzem: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,754,047; shared voting power 0; sole dispositive power 3,754,047; shared dispositive power 0; aggregate amount beneficially owned 3,754,047 (4.32% of the class)
  Comment: Percentage of class is based on 84,456,323 shares of common stock outstanding as of December 3, 2024, as communicated to the Reporting Person by Blue Ridge Bankshares, Inc. (the "Issuer") on that date, plus 2,424,000 shares of common stock the Reporting Person may acquire upon exercise of warrants to purchase common stock.

## Item 1. Issuer
Name of issuer: Blue Ridge Bankshares, Inc.
Address of issuer's principal executive offices: 1801 Bayberry Court, Suite 101 Richmond, Virginia 23226

## Item 2. Person Filing
Name of person filing: Richard T. Spurzem (the "Reporting Person")
Address of principal business office or, if none, residence: 810 Catalpa Court Charlottesville, Virginia 22903
Citizenship: United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,754,047

The amount of securities reported herein includes 1,330,047 shares of common stock and 2,424,000 shares of common stock issuable upon exercise of warrants to purchase common stock.
Percent of class: 4.32
Sole power to vote or to direct the vote: 3,754,047
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,754,047
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Richard T. Spurzem: /s/ Richard T. Spurzem, Richard T. Spurzem (01/03/2025)